                                                                   Exhibit 99.14




                          Transition Therapeutics Inc.



    Supplemental Financial Information: Item 18 Reconciliation with US GAAP for the Years Ended June 30, 2006 and June 30, 2005

AUDITORS' REPORT

To the Directors of Transition Therapeutics Inc.

We have audited the consolidated balance sheet of Transition Therapeutics Inc. as at June 30, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended included in Exhibit 99.2 of the registration statement on Form 40-F. These consolidated financial statements and supplemental financial information are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the schedule of Supplemental Financial Information included in Exhibit 99.14 of the registration statement on Form 40-F.


/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Accountants
Toronto, Canada
August 31, 2006,
(except for note 22 which is as of October 16, 2006, note 3 which is as of February 13, 2007 and the Supplemental Financial Information which is as of June 4, 2007)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of TRANSITION THERAPEUTICS INC.

In our report to the shareholders of TRANSITION THERAPEUTICS INC. dated August 12, 2005, we reported on the consolidated balance sheet of Transition Therapeutics Inc. as at June 30, 2005, and the related consolidated statements of loss, deficit and cash flows for the year then ended, as included in this Form 40-F. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related supplemental note entitled "Supplemental Financial Information: Item 18 reconciliation with US GAAP for the year ended June 30, 2005" as set forth in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, the aforementioned supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                        /s/ Ernst & Young LLP

Toronto, Canada                         Chartered Accountants
May 17, 2007                            Licensed Public Accountants

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")
RECONCILIATION:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States ("U.S."), differs from that applied in Canada:

(a)  Consolidated statements of loss and deficit:

     The following table reconciles net loss as reported in the accompanying consolidated statements of loss and deficit to net loss for the year that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

                                                             Years ended June 30,
                                                         ---------------------------
                                                             2006           2005
                                                         ------------   ------------
Net loss for the year in accordance with Canadian GAAP   $(23,018,090)  $(14,223,108)
Net adjustment for research inventory capitalized (f)        (643,512)    (2,022,709)
Reversal of amortization of acquired technologies and
   deferred charges (g)                                     8,933,418      8,143,964
Expense intangibles acquired with respect to ENI (h)       (8,937,120)            --
Expense other intangibles acquired (g)                       (615,685)            --
Expense payments capitalized as deferred charges
   with respect to certain license agreements (g)                  --       (132,400)
Reversal of stock-based compensation expense
   for employee awards (j)                                         --        379,374
Adjustment to stock-based compensation expense
   for estimated forfeitures and application of the
   fair value method to prior years' stock options (j)         14,704             --
Adjust equity loss recorded under Canadian GAAP
   with respect to ENI (h)                                    (58,253)    (1,380,592)
Gain on sale of SCT assets recognized under
   U.S. GAAP (i)                                              475,000        289,442
Reverse equity interest in SCT recognized under
   Canadian GAAP (i)                                          618,922        606,243
Loss on revaluation of guarantee on shares issued
   with respect to ENI (h)                                    (34,150)      (124,394)
Reversal of future tax recovery due to expensing of
   in-process research and development (k)                 (1,097,521)    (1,048,324)
                                                         ------------   ------------
Net loss for the year in accordance with U.S. GAAP       $(24,362,287)  $ (9,512,504)
                                                         ============   ============

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

     The following table details the computation of U.S. GAAP basic and diluted loss per share:

                                                Years ended June 30,
                                            ---------------------------
                                                2006           2005
                                            ------------   ------------
Loss attributable to common shareholders:
   Basic and diluted                        $(24,362,287)  $ (9,512,504)
Weighted average shares:
   Basic and diluted                         135,063,934    114,854,175
Loss per share:
   Basic and diluted                        $      (0.18)  $      (0.08)

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

(b)  Consolidated statements of changes in shareholders' equity:

     Shareholders' equity under U.S. GAAP is as follows:

                                       Class B shares         Common shares        Additional                     Total
                                      ---------------   ------------------------     paid-in    Accumulated   shareholders'
                                      Number   Amount      Number        Amount      capital      deficit         equity
                                      ------   ------   -----------   ----------   ----------   -----------   -------------
Shareholders' equity, June 30, 2004     --       --     106,522,735   66,001,437    4,669,666   (54,165,530)    16,505,573
Common shares issued in connection
   with private placement               --       --       5,000,000    5,986,896           --            --      5,986,896
Exercise of share purchase warrants     --       --       5,397,387    3,754,956     (640,097)           --      3,114,859
Exercise of agents' warrants            --       --       2,147,699    1,288,619     (329,314)           --        959,305
Exercise of stock options               --       --         143,300      217,018      (77,175)           --        139,843
Common shares issued on
   acquisition of ENI                   --       --         884,956      676,504           --            --        676,504
Exchange rights issued on
   acquisition of ENI                   --       --              --           --      388,000            --        388,000
Net loss and comprehensive
   loss for the year                    --       --              --           --           --    (9,512,504)    (9,512,504)
                                       ---      ---     -----------   ----------    ---------   -----------     ----------
Shareholders' equity, June 30, 2005     --       --     120,096,077   77,925,430    4,011,080   (63,678,034)    18,258,476
  (brought forward)

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

                                         Class B shares          Common shares         Additional                      Total
                                        ---------------   --------------------------     paid-in     Accumulated   shareholders'
                                        Number   Amount      Number        Amount        capital       deficit         equity
                                        ------   ------   -----------   ------------   ----------   ------------   -------------
Shareholders' equity, June 30, 2005        --       --    120,096,077     77,925,430    4,011,080    (63,678,034)    18,258,476
   (brought forward)
Acquisition of Protana                     --       --      2,000,000      1,184,569           --             --      1,184,569
Issued in connection with
   bought deal financing                   --       --     15,575,000      9,648,600           --             --      9,648,600
Issued on exercise of exchange rights      --       --      1,239,600      1,009,437     (145,500)            --        863,937
Acquisition of ENI                         --       --     18,985,308     10,727,317           --             --     10,727,317
Issued to acquire patents                  --       --        414,492        286,000           --             --        286,000
Cancellation of shares issued to ENI       --       --       (884,956)      (559,475)          --             --       (559,475)
Exercise of stock options                  --       --         22,902         13,054       (5,038)            --          8,016
Stock-based compensation                   --       --             --             --      390,995             --        390,995
Net loss and comprehensive
   loss for the year                       --       --             --             --           --    (24,362,287)   (24,362,287)
                                          ---      ---    -----------   ------------   ----------   ------------   ------------
Shareholders' equity, June 30, 2006        --      $--    157,448,423   $100,234,932   $4,251,537   $(88,040,321)  $ 16,446,148
                                          ===      ===    ===========   ============   ==========   ============   ============

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

     The cumulative effect of the U.S. GAAP adjustments on shareholders' equity is as follows:

                                                              Years ended June 30,
                                                          ---------------------------
                                                              2006           2005
                                                          ------------   ------------
Shareholders' equity in accordance with Canadian GAAP     $ 35,304,518   $ 35,198,470
Cumulative impact of acquired in-process research
   and development expensed under U.S. GAAP (g)            (15,680,662)   (22,436,674)
Cumulative impact of research inventory with no
   alternative use expensed as cost incurred (f)            (2,582,087)      (559,378)
Cumulative impact of payments capitalized as deferred
   charges with respect to certain license agreements
   expensed under U.S. GAAP (g)                               (125,040)            --
Reverse cumulative adjustment for change in
   accounting policy related to stock-based
   compensation recorded under Canadian GAAP (j)                    --         45,180
Reverse cumulative fair value related to stock options
   issued and exercised (j)                                         --         (5,425)
Reverse cumulative fair value related to stock options
   recognized as equity (j)                                         --       (419,129)
Cumulative impact of the application of the fair value
   method to prior years' stock options (j)                     47,240             --
Cumulative impact of estimated stock option
   forfeitures (j)                                             (61,944)            --
Cumulative impact of gain recognized on sale of SCT
   under U.S. GAAP (i)                                         289,442             --
Reverse cumulative equity interest in SCT recognized
   under Canadian GAAP (i)                                     606,243             --
Reverse cumulative future tax recovery due to expensing
   of in-process research and development (k)                       --      1,048,324
Reclassification of liability to ENI subject to
   guaranteed share value obligation (h)                       676,504        676,504
Reverse cumulative loss on revaluation of guarantee
   on shares issued with respect to ENI (h)                   (124,394)            --
Cancellation of shares issued to ENI (h)                      (559,475)            --
Reverse net loss for the year under Canadian GAAP           23,018,090     14,223,108
Record net loss and comprehensive loss
   for the year under U.S. GAAP                            (24,362,287)    (9,512,504)
                                                          ------------   ------------
Shareholders' equity in accordance with U.S. GAAP         $ 16,446,148   $ 18,258,476
                                                          ============   ============


The cumulative impact of adjustments to shareholders' equity represents the impact of adjustments before considering adjustments for the year presented and therefore only represent the cumulative impact of adjustments as at the beginning of the respective years.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

(c)  Consolidated balance sheets:

     The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30:

                                                  2006                        2005
                                       -------------------------   -------------------------
                                         Canadian        U.S.        Canadian        U.S.
                                           GAAP          GAAP          GAAP          GAAP
                                       -----------   -----------   -----------   -----------
Assets:
Current:
   Cash and cash equivalents           $ 4,074,582   $ 4,074,582   $ 6,598,221   $ 6,598,221
   Short-term investments (e)           10,930,855    10,930,855    14,000,748    14,000,748
   Receivables                             371,663       371,663       170,116       170,116
   Investment tax credits receivable     1,176,066     1,176,066       566,339       566,339
   Research inventory (f)                  587,501            --       709,444            --
   Prepaid expenses and deposits           469,956       469,956       407,524       407,524
   Assets held for sale                    381,948       381,948            --            --
                                       -----------   -----------   -----------   -----------
                                        17,992,571    17,405,070    22,452,392    21,742,948
   Long-term research inventory (f)      2,638,098            --     1,872,643            --
   Deferred charges (g)                    116,208            --       125,040            --
   Capital assets                        1,596,643     1,596,643       453,166       453,166
   Intangible assets (g)                21,784,504     3,538,519    12,310,463            --
   Investment in ENI (h)                        --            --     2,121,566       740,974
   Net assets transferred under
      contractual arrangement (i)               --            --     1,093,922            --
                                       -----------   -----------   -----------   -----------
                                       $44,128,024   $22,540,232   $40,429,192   $22,937,088
                                       ===========   ===========   ===========   ===========

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

                                                        2006                          2005
                                            ---------------------------   ---------------------------
                                              Canadian         U.S.         Canadian         U.S.
                                                 GAAP          GAAP           GAAP           GAAP
                                            ------------   ------------   ------------   ------------
Liabilities and shareholders' equity:
Current liabilities
   Accounts payable (l)                     $    540,465   $    540,465   $    819,360   $    819,360
   Accrued liabilities (l):
      Research contracts                       1,632,310      1,632,310        304,504        304,504
      Professional services                      172,007        172,007        149,899        149,899
      Payroll and vacation                       287,465        287,465        349,002        349,002
      Due to Protana receiver                    294,261        294,261             --             --
      Closure of Woburn facility                   3,014          3,014        209,526        209,526
      Capital tax and other                      466,491        466,491        318,642        318,642
                                            ------------   ------------   ------------   ------------
                                               3,396,013      3,396,013      2,150,933      2,150,933
   Current portion of deferred  revenue          657,541        657,541        465,107        465,107
   Current portion of long-term debt             292,124        292,124             --             --
   Current portion of obligation
      under capital leases                        18,390         18,390         17,019         17,019
                                            ------------   ------------   ------------   ------------
                                               4,364,068      4,364,068      2,633,059      2,633,059
   Deferred revenue                            1,596,727      1,596,727      1,727,972      1,727,972
   Liability to ENI subject to guaranteed
      share value obligation (h)                      --             --        820,900        268,790
   Obligation under capital leases                30,401         30,401         48,791         48,791
   Leasehold inducement                          102,888        102,888             --             --
   Future tax liability (k)                    2,729,422             --             --             --
                                            ------------   ------------   ------------   ------------
                                               8,823,506      6,094,084      5,230,722      4,678,612
                                            ------------   ------------   ------------   ------------
Shareholders' equity:
   Common shares                              99,563,853    100,234,932     77,254,351     77,925,430
   Contributed surplus                         4,469,987      3,910,512      2,811,966      2,811,966
   Stock options                                 774,858        341,025        743,628        324,499
   Warrants                                           --             --        486,615        486,615
   Exchange rights                                    --             --        388,000        388,000
   Deficit                                   (69,504,180)   (88,040,321)   (46,486,090)   (63,678,034)
                                            ------------   ------------   ------------   ------------
                                              35,304,518     16,446,148     35,198,470     18,258,476
                                            ------------   ------------   ------------   ------------
                                            $ 44,128,024   $ 22,540,232   $ 40,429,192   $ 22,937,088
                                            ============   ============   ============   ============

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

(d)  Comprehensive income:

     Under U.S. GAAP, Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income, requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There is no current requirement to determine comprehensive income under Canadian GAAP. The Company had accumulated other comprehensive income for U.S. GAAP of nil as at June 30, 2006 and 2005.

(e)  Short-term investments:

     SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company has determined that short-term investments are classified as held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the consolidated statements of loss and deficit as gains and losses are unlikely to be realized due to the Company's intent to hold the underlying securities to maturity. As at June 30, 2006 and 2005, there is no material difference in accounting for short-term investments under U.S. GAAP.

(f)  Research inventory:

     Under Canadian GAAP, the cost of research inventory that is acquired for research and development activities can be capitalized and expensed in the year of use. Under U.S. GAAP the cost of such research inventory with no alternative use must be expensed as inventory is purchased. This U.S. GAAP adjustment can result in an increase or decrease to research and development expense in a particular year depending on the change in the year end inventory balance.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

(g)  Intangible assets acquired from others for use in research and development:

     Under U.S. GAAP, any of the Company's acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Financial Accounting Standards Board ("FASB") Statement No. 2, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives. Under U.S. GAAP, all intangibles acquired which do not have an alternative future use are considered in-process research and development and accordingly expensed upon acquisition.

     In fiscal 2006, the Company acquired certain assets of Protana, a patent portfolio from London Health Sciences Centre Research Inc., and the shares of ENI through a series of step acquisitions, as discussed in note (h) below.

     The Protana assets acquired include $4,082,909 of technology and $329,685 of patents for therapeutic compounds. The technology is a patented process which the Company will utilize to identify potential new lead molecule candidates for further research and development. Consequently, capitalization is appropriate under U.S. GAAP for this technology component. The patents for therapeutic compounds, however, do not have an alternative future use and have been expensed as in-process research and development under U.S. GAAP.

     The patents acquired from London Health Sciences Centre Research of $286,000 are considered in-process research and development under U.S. GAAP and have therefore been expensed.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

(h)  Acquisition of Ellipsis Neurotherapeutics Inc. ("ENI"):

     Under the terms of the initial ENI agreement on November 4, 2004 the Company issued 884,956 common shares as part of its consideration to acquire a 17.9% interest in ENI. If at the second anniversary of this agreement, the aggregate of the total proceeds from the sale of these shares and the fair market value of these shares retained by ENI is less than $1,000,000 then the Company will compensate ENI for any deficiency. Under Canadian GAAP, this share value guarantee was accounted for as a liability. Under U.S. GAAP, the liability has been valued at $144,396 on the basis of an option pricing model. The value of the common shares issued was recorded at $676,504 on acquisition. Under U.S. GAAP the $676,504 has been classified as part of equity and the guarantee component has been revalued at June 30, 2005 at $268,790 thus resulting in a loss of $124,394 on revaluation of the guarantee on the shares issued.

     ENI has been recorded as an equity accounted for investment under Canadian GAAP from the date of initial acquisition to March 10, 2006 when the remaining shares of ENI were acquired. An equity loss in ENI has been recorded for the years ended June 30, 2005 and 2006. U.S. GAAP would similarly record an equity loss in ENI, however, the loss recorded would include adjustments such as the expensing of intangibles and inventory which are both considered in-process research and development, and the related impact on the future tax assets and liabilities which were recorded under Canadian GAAP.

     At March 10, 2006, as part of the Company's purchase of the remaining 66.8% interest in ENI, technology which was capitalized under Canadian GAAP has been expensed as in-process research and development in the period of acquisition. Research inventory of $1,183,975 acquired as a part of this transaction has been expensed as a part of adjustment (f). The 884,956 common shares originally held by ENI were cancelled and recorded as a reduction in common shares of $559,475.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

     The intangibles acquired pertain to patents related to ENI's AZD-103 therapeutic agent. AZD-103 is in the early stages of development and will require significant additional expenditures of effort, monies, and time to develop the product to the commercialization end stage. Accordingly, under U.S. GAAP, $8,412,775 of acquired intangibles have been expensed at March 10, 2006.

     In addition, $524,345 has been expensed as in-process research and development during 2006 when ENI was still an equity accounted for investee. This represents the incremental ownership percentage in ENI that was acquired by the Company during 2006. Therefore, a total of $8,937,120 of intangibles acquired in respect of ENI have been expensed as in-process research and development.

(i) Gain on transfer of the ownership interest of Stem Cell Therapeutics Corporation ("SCT"):

     The transfer of the ownership interest of SCT, the Company's wholly owned subsidiary, included the disposition of in-process research and development that was capitalized under Canadian GAAP. For U.S. GAAP purposes, in-process research and development is expensed in the period of acquisition. Therefore, the net carrying value of the assets transferred under a contractual arrangement is reduced by $1,989,607 on the date of the transaction. A gain on disposal of SCT in the amount of $289,442 for the year ended June 30, 2005 and $475,000 for the year ended June 30, 2006 and reversal of equity losses recorded by the Company for SCT subsequent to the transfer in the amount of $606,243 and $618,922 for the respective years have been recognized and recorded under U.S. GAAP, as proceeds received exceeded the net carrying value.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

(j)  Stock-based compensation:

     Under Canadian GAAP effective July 1, 2004, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002. This accounting policy was adopted in fiscal 2005 on a retroactive basis. Under U.S. GAAP, prior to July 1, 2005, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and as described in APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion No. 25"). However, SFAS No. 123 does require the disclosure of pro forma information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123. The Company amortizes the estimated fair value of options to expense over the vesting period, on a straight-line basis. The Black-Scholes pricing model was applied to determine the fair value of options using the weighted average assumptions disclosed in notes 14 and 2 of the audited consolidated financial statements for the years ended June 30, 2006 and 2005 respectively.

     Prior to July 1, 2005, the Company applied the fair value-based method of accounting only to stock-based compensation provided to non-employees and the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and accordingly, stock compensation expense for employee awards recorded for Canadian purposes of $379,374 for the year ended June 2005 and the cumulative retroactive adjustment in respect of stock options in the amount of $45,180 has been reversed for U.S. GAAP purposes.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

     When the intrinsic value method is used, SFAS No. 123 requires pro-forma disclosures of the effect on loss and loss per share had the fair value method been used:

                                                              Years ended
                                                             June 30, 2005
                                                             -------------
Net loss for the year in accordance with U.S. GAAP            $(9,512,504)
Total stock-based employee compensation expense
   using fair-value based method for all awards                  (385,964)
                                                              -----------
Pro forma net loss for the year from continuing operations    $(9,898,468)
                                                              ===========
Loss per common share from operations - basic and diluted:
   As reported                                                $     (0.08)
   Pro forma                                                        (0.09)

     Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R, Share-Based Payment. In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options issued on or after July 1, 2005. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the consolidated statements of loss and deficit as the requisite service is rendered.

     Canadian GAAP permits the prospective application of the fair value method for stock options issued from fiscal 2004 onwards. U.S. GAAP, however, requires stock options issued since December 1994 to be fair valued and expensed as per the vesting period. Accordingly, stock options issued since the Company's inception have been fair valued and $47,240 has been expensed in fiscal 2006 when the fair value method is first adopted under U.S. GAAP.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

     Under Canadian GAAP the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $61,944 reduction in compensation expense compared to Canadian GAAP.

     Additional stock-based compensation disclosures under U.S. GAAP:

     As at June 30, 2006 and 2005, total compensation cost related to non-vested awards not yet recognized is $1,081,629 and $548,798 respectively. The weighted average period over which it is expected to be recognized is 32 and 38 months respectively.

     For fiscal 2006, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $0.88 and 3.46 years. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $0.89 and 2.85 years. For fiscal 2005, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $1.16 and 1.96 years. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $1.23 and 1.34 years. The total intrinsic value of options exercised for fiscal 2006 and 2005 is nil.

     Additional disclosures with respect to the Company's stock option plan:

     The Company's stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company's policy is to establish annual goals with respect to business strategy and the individual's area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company's performance, and the employee's performance. Stock option grants are approved by the Board of Directors. The Board of Directors take into account the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

     Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 5 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

     The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model that uses assumptions as disclosed in the Canadian GAAP financial statements note 14 for both fiscal 2006 and 2005. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year GIC rates in effect at the time of the grants.

(k)  Income taxes:

     Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the years ended June 30, 2006 and 2005, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

     Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. In addition, the Company expenses inventory acquired or purchased under U.S. GAAP which is capitalized for Canadian GAAP and tax purposes. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company's net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil. Under Canadian GAAP, as the Company amortized its intangible assets, the future tax liabilities were reversed resulting in a recognition of a recovery of future income taxes in the statements of loss. The recovery of future income taxes recorded under Canadian GAAP has been reversed for U.S. GAAP purposes.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

     Significant components of the Company's future tax assets and liabilities under U.S. GAAP are as follows:

                                                  2006           2005
                                              ------------   ------------
Future tax assets:
   Capital and intangible assets              $  2,933,497   $  1,258,948
   Other                                           590,421        200,213
   Non-capital loss carryforwards               11,392,263      9,218,598
   Canadian scientific research and
      experimental development expenditures      3,685,968      2,628,689
   Investment tax credits                        1,478,313      1,328,673
   Financing and share issuance costs              677,637        358,199
   Inventory                                     1,165,086        932,650
                                              ------------   ------------
                                                21,923,185     15,925,970
Future tax liabilities:
   Intangible assets                              (659,620)            --
   Capital gains                                   (13,497)       (10,908)
   Leasehold inducement                            (33,953)            --
                                              ------------   ------------
                                                21,216,115     15,915,062
Less valuation allowance                       (21,216,115)   (15,915,062)
                                              ------------   ------------
Net future tax asset                          $         --   $         --
                                              ============   ============

(l)  Accounts payable and accrued liabilities:

     U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $2,855,548 and $1,331,573 respectively for the years ended June 30, 2006 and 2005. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

(m)  Loss per common share:

     Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

(n)  Recent Canadian accounting pronouncements:

     In January 2005, the Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be derecognized. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

     In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components.
     Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

     In January 2005, the CICA released new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

     The CICA issued 3031, Inventories, to replace existing Section 3030 of the same title. The new section provides more guidance on the measurement and disclosure requirements for inventories. Specifically, it requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The section also provides guidance on the methods used to assign costs to inventories. This standard is effective for years beginning on or after July 1, 2007. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

(o)  Recent U.S. accounting pronouncements:

     In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"), a replacement of APB Opinion No. 20, Accounting Changes ("Opinion 20") and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

TRANSITION THERAPEUTICS INC.
Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005

(in Canadian dollars)

CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION (CONTINUED):

     In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes", FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The new statement is effective for financial statements issued for fiscal years beginning after July 1, 2007. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

     The Emerging Issues Task Force issued draft abstract: Issue 07-3, Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, on April 3, 2007. The draft abstract may impact the treatment of non-refundable advance payments for goods or services that will be used or rendered for research and development activities. The draft abstract is expected to be effective for years beginning on or after December 15, 2007. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

     In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS 157 will have on its consolidated financial position, results of operations and cash flows.